# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hestia Insight Inc., CIK 0001813603
CUSIP: 42815H109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 732 S. 6th Street #4762, Las Vegas, Nevada (NV), 89101
Date of event which requires filing of this statement: 08/11/2025
Filed by CIK 0001851600
Persons authorized to receive notices and communications: Lee Edward Changwu, c/o Hestia Insight Inc., 732 S. 6th Street #4762, Las Vegas, Nevada (NV), 89101, (516) 212-0727

## Reporting persons
- Lee Edward Changwu (CIK 0001851600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 16,563,000; shared voting power 1,480,000; sole dispositive power 16,563,000; shared dispositive power 1,480,000; aggregate amount beneficially owned 18,043,000 (64.59% of the class)
  Comment: (1) As of the date hereof, the Reporting Person beneficially owns an aggregate of 18,043,000 shares of Common Stock (collectively, the "Securities"), which includes (i) 8,297,000 shares of Common Stock held directly by the Reporting Person, (ii) 8,266,000 shares of Common Stock held by ECL Capital Partners Corp. ("ECL"), and (iii) 1,480,000 shares of Common Stock held by Mrs. Sherry Lee (4). ECL Capital Partners Corp. is an entity owned and controlled by the Reporting Person.
  (2) Percentage of class calculated based on an aggregate of 27,939,260 shares issued and outstanding as of July 22, 2025, after giving effect to the transactions described in Items 3 and 5 of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Hestia Insight Inc.
Address of issuer's principal executive offices: 732 S. 6th Street #4762, Las Vegas, Nevada (NV), 89101
Comment:
This Amendment No. 2 to Schedule 13D ("Second Amended Schedule 13D") amends and supplements the Schedule 13D originally filed by the undersigned Reporting Person with the Securities and Exchange Commission on March 26, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on May 11, 2021 ("Amendment No. 1"). The Reporting Person is filing this Second Amended Schedule 13D to report changes in beneficial ownership resulting from bona fide gifts (dispositions with no consideration) of shares of common stock, $0.001 par value per share ("Common Stock"), of Hestia Insight Inc., a Nevada corporation (the "Issuer" or the "Company"), by ECL Capital Partners Corp. (an entity owned and controlled by the Reporting Person) on November 20, 2024 (550,000 shares) and June 6, 2025 (750,000 shares), as well as open-market purchases of Common Stock by the Reporting Person between July 16, 2025, and August 11, 2025 (aggregate 31,000 shares). This amendment reports previously unreported changes due to administrative oversight. Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D as amended by Amendment No. 1. Capitalized terms used in this Second Amended Schedule 13D and not defined herein have the respective meanings assigned to such terms in the Original Schedule 13D.

This Schedule 13D (the "Statement") relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Hestia Insight Inc., a Nevada corporation (the "Issuer" or the "Company"). The principal executive office of the Issuer is located at 732 S. 6th Street, #4762, Las Vegas, NV 89101.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by and on behalf of Edward Lee ("Reporting Person"). ECL Capital Partners Corp. is an entity owned and controlled by Reporting Person. Mrs. Sherry Lee is the wife of Reporting Person.
Residence or business address: The address of the Reporting Person is c/o Hestia Insight Inc., 732 S. 6th Street, #4762, Las Vegas, NV 89101
Present principal occupation or employment: Reporting Person is an accredited investor.
Criminal convictions in the last five years: During the last five years Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The open-market purchases reported herein were made using personal funds of the Reporting Person. The aggregate purchase price for the 31,000 shares acquired between July 16, 2025, and August 11, 2025, was approximately $4,365 (excluding brokerage commissions). The gifts were bona fide dispositions made with no consideration received.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person's ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns an aggregate of 18,043,000 or 64.59% of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Reporting Person holds (i) sole voting and dispositive power over the Securities as issued to him and entities owned and controlled by him in the aggregate amount of 16,563,000 shares of Common Stock(3), and (ii) shared power to vote or direct to vote on 1,480,000 shares of Common Stock(4).
Transactions in the class effected during the past sixty days: Below is a list of transactions with respect to shares of Common Stock that were effected by the Reporting Person or entities controlled by him since the filing of Amendment No. 1: (i) 11/20/2024, Gift (Indirect via ECL), $0 per share, 550,000 shares; (ii) 06/06/2025, Gift (Indirect via ECL), $0 per share, 750,000 shares; (iii) 07/16/2025, Open Market Purchase (Direct), $0.15 per share, 1,000 shares; (iv) 07/31/2025, Open Market Purchase (Direct), $0.18 per share, 10,000 shares; (v) 08/04/2025, Open Market Purchase (Direct), $0.15 per share, 5,000 shares; (vi) 08/06/2025, Open Market Purchase (Direct), $0.14 per share, 5,000 shares; (vii) 08/11/2025, Open Market Purchase (Direct), $0.12 per share, 2,000 shares; (viii) 08/11/2025, Open Market Purchase (Direct), $0.075 per share, 3,000 shares; (ix) 08/11/2025, Open Market Purchase (Direct), $0.1 per share, 5,000 shares.
Other persons with the right to receive dividends or sale proceeds:
Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the Securities since the filing of Amendment No. 1.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities of the Issuer owned by Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
(e) Not applicable.

(3) Includes (i) 8,297,000 shares of Common Stock held directly by the Reporting Person, and (ii) 8,266,000 shares of Common Stock held by ECL Capital Partners Corp.

(4) The shares of Common Stock are held by Mrs. Sherry Lee, the wife of the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Reporting Person and/or any other person, with respect to any securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Lee Edward Changwu: /s/ Lee Edward Changwu, Lee Edward Changwu (08/14/2025)